Exhibit 99.1

PDMR Dealing

London, New York, 20 October 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) ("Tiziana" or the "Company"), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that it has been notified that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, purchased 60,000 ordinary shares of 3p each in the market at a price of 55p per share.

The acquisition takes Mr Cerrone's interests from 34.208% to 34.238% (within the 1% incremental threshold under Note 11 to Rule 9 of the UK Takeover Code).

1.	Details of PDMR / person closely associated
a)	Name	Gabriele Cerrone
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification /amendment	Initial notification
3.	Details of the issuer
a)	Name	Tiziana Life Sciences plc
b)	LEI	213800CED47HI8PIOB36
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	Ordinary Shares of 3p each
b)	Identification code of the Financial Instrument	ISIN for Tiziana Life Sciences plc: GB00BKWNZY55
c)	Nature of the transaction	Market Purchase
d)	Price(s) and volume(s)	55p 60,000
f)	Date of the transaction	19 October 2021
g)	Place of the transaction	XLON

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ:TLSA, UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn's Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody ("mAb") in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn's Disease, multiple sclerosis, type-1 diabetes ("T1D"), inflammatory bowel disease ("IBD"), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor ("IL6R") mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

For further enquiries:

Tiziana Life Sciences plc	+44 (0)20 7495 2379
Gabriele Cerrone, Chairman, and founder

United States:
Investors:
Dave Gentry, CEO
RedChip Companies Inc.
407-491-4498
dave@redchip.com